FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso demonstrated unprecedented disease-free survival in the adjuvant treatment of Stage IB-IIIA patients with EGFR-mutated lung cancer

28 May 2020 22:00 BST

Tagrisso demonstrated unprecedented disease-free survival in the adjuvant treatment of Stage IB-IIIA patients with EGFR-mutated lung cancer

Phase III ADAURA trial showed treatment with Tagrisso after surgery with curative intent reduced the risk of disease recurrence or death by c. 80%

Detailed results from the Phase III ADAURA trial showed AstraZeneca's Tagrisso (osimertinib) demonstrated a statistically significant and clinically meaningful improvement in disease-free survival (DFS) in the adjuvant treatment of patients with early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC) after complete tumour resection with curative intent.

Results will be presented during the plenary session of the American Society of Clinical Oncology ASCO20 Virtual Scientific Program on 31 May (abstract #LBA5).

In the primary endpoint of DFS in patients with Stage II and IIIA disease, adjuvant treatment (after surgery) with Tagrisso reduced the risk of disease recurrence or death by 83% (based on a hazard ratio [HR] of 0.17; 95% confidence interval [CI] 0.12, 0.23; p<0.0001). DFS results in the overall trial population, Stage IB through IIIA, a key secondary endpoint, demonstrated a reduction in the risk of disease recurrence or death of 79% (based on a HR of 0.21; 95% CI 0.16, 0.28; p<0.0001).

At two years, 89% of patients in the trial treated with Tagrisso remained alive and disease free versus 53% on placebo. Consistent DFS results were seen across all subgroups, including patients who were treated with surgery followed by chemotherapy and those who received surgery only, as well as in Asian and non-Asian patients.

Roy S. Herbst, MD, Ph.D., chief of Medical Oncology at Yale Cancer Center and Smilow Cancer Hospital, New Haven, CT and principal investigator in the Phase III ADAURA trial, said: "These data are transformative for patients with early-stage EGFR-mutated non-small cell lung cancer who face high rates of recurrence even after successful surgery and subsequent treatment with adjuvant chemotherapy. Tagrisso will provide a much-needed new treatment option that has the potential to change the practice of medicine and improve outcomes for patients in this setting."

José Baselga, Executive Vice President, Oncology R&D, said: "The momentous results of the Phase III ADAURA trial for Tagrisso demonstrate for the first time in a global trial that an EGFR inhibitor can change the course of early-stage EGFR-mutated lung cancer and provide hope for a cure. We are discussing these outstanding data with regulatory authorities and look forward to bringing the benefits of Tagrisso to patients with early-stage disease."

In April 2020, an Independent Data Monitoring Committee recommended for the Phase III ADAURA trial to be unblinded two years early based on its determination of overwhelming efficacy. At the time of data cut-off, overall survival (OS) data favoured Tagrisso, but were not mature. The trial will continue to assess OS as a secondary endpoint.

Summary of ADAURA results
	Tagrisso	Placebo
DFS Stages II-IIIA (primary endpoint)i	(n=233)	(n=237)
HR (95% CI)	0.17 (0.12, 0.23)
p-value	p<0.0001
DFS rates (95% CI)
One year	97% (94%, 99%)	61% (54%, 67%)
Two years	90% (84%, 93%)	44% (37%, 51%)
Three years	80% (68%, 88%)	28% (19%, 38%)
DFS Stages IB-IIIA (secondary endpoint)i	(n=339)	(n=343)
HR (95% CI)	0.21 (0.16, 0.28)
p-value	p<0.0001
DFS rates (95% CI)
One year	97% (95%, 99%)	69% (63%, 73%)
Two years	89% (84%, 92%)	53% (47%, 59%)
Three years	79% (69%, 86%)	41% (33%, 49%)
i The data cut-off date for DFS was 17 January 2020.

The safety and tolerability of Tagrisso in this trial was consistent with previous trials in the metastatic setting. Adverse events at Grade 3 or higher from all causes occurred in 10% of patients in the Tagrisso arm versus 3% in the placebo arm as assessed by the investigator.

Tagrisso is approved for the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC in the US, Japan, China, the EU and many other countries around the world.

Several presentations featured during the ASCO20 Virtual Scientific Program will showcase AstraZeneca's leadership in lung cancer across early and late-stage disease and reinforce the Company's biomarker-driven approach.

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.2 A significant portion of patients with resectable NSCLC eventually develop recurrence despite surgery (complete resection).3,4 Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.5-7 These patients are particularly sensitive to treatment with EGFR-tyrosine kinase inhibitors (TKIs) which block the cell-signalling pathways that drive the growth of tumour cells.8 Approximately 25-30% of patients with NSCLC present with resectable disease at diagnosis.9-11

ADAURA
ADAURA is a randomised, double-blinded, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II, IIIA EGFRm NSCLC with complete tumour resection and adjuvant chemotherapy as indicated. In the experimental arm, patients were treated with Tagrisso 80mg once-daily oral tablets for three years or until disease recurrence. The trial enrolled in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint is DFS in Stage II and IIIA patients and a key secondary endpoint is DFS in Stage IB, II and IIIA patients. The data readout was originally anticipated in 2022. The trial will continue to assess OS as a secondary endpoint.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with clinical activity against CNS metastases. Tagrisso 40mg and 80mg once-daily oral tablets have received approval in the US, Japan, China, the EU and many countries around the world for 1st-line EGFRm advanced NSCLC. Tagrisso is also being developed in the Stage III, unresectable setting (LAURA), in combination with chemotherapy (FLAURA2) and in combination with potential new medicines to address resistance to EGFR-TKIs (SAVANNAH, ORCHARD).

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. AstraZeneca aims to address the unmet needs of patients with EGFRm tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso, and its ongoing Phase III trials LAURA, and FLAURA2.5-7

AstraZeneca is committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate is in development for metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC including trials in combination with other anticancer treatments.

An extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.12 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially curative settings (Phase III trials MERMAID-1, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline including Enhertu.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. World Health Organization. International Agency for Research on Cancer. Globocan Worldwide Fact Sheet 2018. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx Accessed: May 2020.
2. LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer Accessed: May 2020.
3. Sasaki H, et al. Prognosis of recurrent non-small cell lung cancer following complete resection. Onc Letters. 2014:7;1300-1304.
4. Fink-Neuboeck N, et al. Hazards of Recurrence, Second Primary, or Other Tumor at Ten Years After Surgery for Non-Small-Cell Lung Cancer. Clinical Lung Cancer. February 25 2020. https://doi.org/10.1016/j.cllc.2020.02.011.
5. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
6. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
7. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
8. Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.
9. Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
10. Datta D, et al. Preoperative Evaluation of Patients Undergoing Lung Resection Surgery. Chest. 2003;123: 2096-2103.
11. Le Chevalier T. Adjuvant chemotherapy for resectable non-small-cell lung cancer: where is it going? Ann Oncol. 2010;21:196-8.
12. Pakkala, S, et al. Personalized Therapy for Lung Cancer: Striking a Moving Target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary